Simpson Thacher & Bartlett llp

2475 Hanover Street Palo Alto, CA 94304
telephone: +1-650-251-5000 facsimile: +1-650-251-5002
Direct Dial Number +1-650-251-5110	E-mail Address wbrentani@stblaw.com

via edgar	March 22, 2021

Re:	Acceleration Request for Certara, Inc. Registration Statement on Form S-1 (File No. 333-254575)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we attach the requests of our client, Certara, Inc., and of the underwriters that effectiveness of the above-referenced Registration Statement be accelerated to 4:05 p.m., Eastern Time, on March 24, 2021, or as soon as practicable thereafter. We ask, however, that the Securities and Exchange Commission staff not accelerate such effectiveness until we speak with you on that date.

Call me at (650) 251-5110 with any questions.

Very truly yours,

/s/ William B. Brentani

William B. Brentani

New York	BEIJING	HONG KONG	Houston	LONDON	Los Angeles	SÃO PAULO	TOKYO	Washington, D.C.

March 22, 2021

VIA EDGAR

Re: Certara, Inc.

Registration Statement on Form S-1

File No. 333-254575

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Certara, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Eastern Time, on March 24, 2021, or as soon as possible thereafter. In this regard, the Company is aware of its obligations under the Securities Act.

If you require any additional information with respect to this letter, please contact William Brentani (650-251-5110) of Simpson Thacher & Bartlett LLP.

[Signature Page Follows]

Very truly yours,

CERTARA, INC.

By:	/s/ Richard M. Traynor
Name: Richard M. Traynor
Title: Senior Vice President and General Counsel

[Signature Page to Acceleration Request]

March 22, 2021

VIA EDGAR

Re:         Acceleration Request for Certara, Inc.

Registration Statement on Form S-1 (File No. 333-254575)

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as representatives of the several underwriters of the proposed public offering of Certara, Inc.’s common stock, we wish to advise you that we hereby join Certara, Inc.’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:05 p.m., Eastern time, on March 24, 2021, or as soon as possible thereafter.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities, as many copies of the proposed form preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will continue to comply, and we have been informed by the participating underwriters that they have complied and will continue to comply, with the 48-hour requirement of Rule 15c2-8(b) under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

JEFFERIES LLC
MORGAN STANLEY & CO. LLC

As the representatives of the several underwriters

JEFFERIES LLC

By:	/s/ Charlie Glazer
Name: Charlie Glazer
Title: Managing Director

MORGAN STANLEY & CO. LLC

By:	/s/ Robert Shepardson
Name: Robert Shepardson
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]